UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14f-1

Information Statement Pursuant to Section 14(f) of the Securities
Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

December 5, 2007

Commission File Number: 000-52074

                    AMECS INC.

(Name of Small Business Issuer in its charter)

Nevada	98-0446287
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer I.D. No.)

1 Yonge Street
Suite 1801
Toronto, Ontario
Canada, M5E 1W7

 (Address of principal executive offices and Zip Code)

                     (416) 879-4337

 (Registrant's telephone number, including area code)

Information Statement Pursuant to Section 14(F) of the Securities
Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND THE COMPANY A PROXY.

Purpose of Information Statement

This Information Statement, which is being mailed on or about December 5, 2007 to the holders of shares of the common stock, par value $.00001 per share, of Amecs Inc., a Nevada corporation (the “Company”), is being furnished in connection with a planned change in the majority of the members of the board of directors of the Company (the “Board”). On December 5, 2007, a Securities Purchase and Sale Agreement (the “Securities Purchase and Sale Agreement”) was entered into between Alexei Gavriline, the owner of the majority of the Company’s securities and Rudana Investment Group AG, a corporation formed under the laws of Switzerland. Pursuant to the Securities Purchase and Sale Agreement, Mr. Gavriline has agreed to sell all of his shares of the Company’s common stock to Rudana Investment Group AG.

In accordance with the Company’s by-laws and applicable laws of the State of Nevada, which is the corporate domicile of the Company, and pursuant to the terms and conditions of the Securities Purchase and Sale Agreement, Mr. Gavriline has agreed to appoint John Genner to fill one of the vacancies on the Board, effective immediately prior to the closing of the Securities Purchase and Sale Agreement (the “Closing”). Additionally, Mr. Gavriline, who has served as the Company’s sole officer and director since the Company’s inception, has agreed to tender his resignation. Mr. Gavriline’s resignation will be effective upon the later to occur of the following: (i) the Closing, or (ii) ten (10)calendar days following the filing of this Information Statement with the U.S. Securities and Exchange Commission (as such Information Statement may be amended prior to the expiration of such ten (10) day period, and which amendment thereof shall extend the ten (10) day period therefrom).

This Information Statement will be mailed to all holders of record of the Company's common stock who would be entitled to vote at a meeting for election of directors at the close of business on December 4, 2007. No action is required by the shareholders of the Company in connection with changes to the composition of the Board. However, Rule 14f-1 promulgated pursuant to Section 14 of the Securities Exchange Act of 1934, as amended (the “Act”), requires that ten days prior to a change in a majority of the board of directors pursuant to an arrangement or understanding with the person or persons acquiring securities in a transaction subject to Section 13(d) or 14(d) of the Act, certain information be disseminated to the shareholders.

Upon the Closing, a change in control of the Company will occur. Pursuant to the Securities Purchase and Sale Agreement, Rudana Investment Group AG will pay $75,000 at the Closing to acquire 5,000,000 shares of the Company’s common stock from Mr. Gavriline. At the Closing, Rudana Investment Group AG will own 83.2% of the Company’s issued and outstanding shares. The address of Rudana Investment Group AG is Bahnhofstrasse 23, CH - 6301 Zug, Switzerland. The source of funds used by Rudana Investment Group AG to acquire these 5,000,000 shares is from Rudana Investment Group AG’s working capital. The Securities Purchase and Sale Agreement does not require a vote of the Company's shareholders. The Company is not a party to the Securities Purchase and Sale Agreement. The Closing is expected to occur on December 17, 2007, subject to the completion of due diligence by Rudana Investment Group AG.

Voting Securities and Principal Holders Thereof

Voting Securities

As of the close of business on December 4, 2007, 6,007,650 shares of the Company’s common stock were issued and outstanding. Each share of common stock is entitled to one vote on all matters upon which such shares can vote. All shares of common stock are equal to each other with respect to the election of directors.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of the close of business on December 4, 2007, the total number of shares owned beneficially by our directors, officers and key employees, and any person (including any group) who is known to the Company to be the beneficial owner of more than five percent of any class of the Company's voting securities. The stockholders listed below have direct ownership of their shares and possesses sole voting and dispositive power with respect to the shares.

Name and address of beneficial owner	Amount and nature of beneficial ownership	Percent of class
Alexei Gavriline (1) 1 Yonge Street, Suite 1801 Toronto, ON M9C 3M8	5,000,000	83.2%
John Genner (2) 65 Epping Road Noth Ryde, Sydney, 2113, Australia	0	0

(1) As of December 5, 2007, Rudana Investments Group AG, having an address at Bahnhofstrasse 23, CH - 6301 Zug, Switzerland, upon execution of the Securities Purchase and Sale Agreement, has the right to purchase all five million shares of common stock owned by Mr. Alexei Gavriline and therefore Rudana Investment Group AG is deemed to be the beneficial owner of such shares constituting 83.2% of all issued and outstanding shares of the Company. The Company has been advised that Rudana Investment Group AG will file a Schedule 13D with the U.S. Securities and Exchange Commission disclosing such beneficial ownership within the period required by the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. The Company expects the Closing and transfer of legal ownership of such shares to occur on or about December 17, 2007.

(2) Mr. Genner has not yet commenced his service as a member of the Board. Mr. Genner’s appointment will become effective upon the Closing, as defined above.

Changes in Control

Upon the Closing, a change in control of the Company will occur, pursuant to the Securities Purchase and Sale Agreement, as described in the section above titled Purpose of Information Statement, which disclosures are hereby incorporated by reference thereto.

To the knowledge of management, there are no present arrangements or pledges of securities of our company which may result in a change in control of our company, other than the Securities Purchase and Sale Agreement.

Adverse Interests

The Company is not aware of any material proceeding to which any director, officer, or affiliate of the Company, or any owner of record or beneficially of more than five percent of any class of the Company’s voting securities, or security holder is a party adverse to the Company or has a material interest adverse to the Company.

Directors, Executive Officers, Promoters and Control Persons

Our directors serve until their successors are elected and qualified. Our officers are elected by the Board to a term of one (1) year and serve until their successors are duly elected and qualified, or until they are removed from office. The Board has no nominating, auditing or compensation committees.

The name, address, age and position of our officer and directors are set forth below:

Name and Address	Age	Position(s)
Alexei Gavriline (1) 1 Yonge Street, Suite 1801 Toronto, ON M9C 3M8	43	President, Chief Executive Officer, Secretary/Treasurer, Chief Financial Officer, Chief Accounting Officer and Director
John Genner (2) 65 Epping Road Noth Ryde, Sydney, 2113, Australia	67	Director

(1) Mr. Gavriline has held his offices and position as a member of the Board since the inception of the Company. Pursuant to the Securities Purchase and Sale Agreement, Mr. Gavriline will resign from the Board effective upon the later to occur of the following: (i) the Closing, or (ii) ten (10) calendar days following the filing of this Information Statement with the U.S. Securities and Exchange Commission (as such Information Statement may be amended prior to the expiration of such ten (10) day period, and which amendment thereof shall extend the ten (10) day period therefrom).

(2) Mr. Genner will commence his services as a director upon the Closing, as described in the section above titled Purpose of Information Statement, which disclosures are hereby incorporated by reference thereto.

Biographies:

Alexei Gavriline - President, Principal Executive Officer, Secretary, Treasurer, Principal Financial Officer, Principal Accounting Officer and Director

Since our inception on December 28, 2004, Mr. Gavriline has served as our sole officer in the capacities of principal executive officer, secretary, treasurer, principal financial officer, principal accounting officer and as our sole director. Since May 2004, Mr. Gavriline has served as vice president of Channel Management at HSTC Canada located in Toronto, Ontario. HSTC is a privately owned corporation involved in development system solutions that identify, track, and communicate simultaneously with people, vehicles, and assets from a central or remote location. From August 2000 to April 2004, Mr. Gavriline held various senior and executive management positions at PowerLOC Technologies Inc., a Canadian corporation involved in the development of enabling technologies for telematix, vehicle tracking and recovery, navigation and similar applications. From April 1997 to August 2000, Mr. Gavriline worked as an independent management consultant specializing in strategic business development, strategic planning and financing of start-up companies. From January 1990 to March 1997, Mr. Gavriline managed Elitar Ltd., a Russian corporation which he owned which was engaged in the business of information technology consulting, financial services, manufacturing and distribution. Mr. Gavriline holds an MBA degree from Schulich School of Business, York University and a Bachelor of Science degree in computer science and applied mathematics from Kiev Military Academy of Aviation Engineering.

John Genner - Director

Immediately prior to the Closing, Mr. Genner will be appointed to our Board. Mr. Genner is a Certified Public Accountant in Australia. Since September of 1997, Mr. Genner has served as a Managing Director of BQT Solutions Limited, an Australian Listed Public Company, and since June of 2000, Mr. Genner has served as Chief Executive Officer of that company. Prior to that, for approximately nine years he was the Chief Executive of a mortgage company and for fifteen years has operated as a private investor and company director. He is a graduate of Sydney Technical College.

Family Relationships

Neither Mr. Gavriline nor Mr. Genner has any family relationships with the Company’s other officers or directors or persons nominated or chosen by the Company to become officers or directors.

Involvement in Certain Legal Proceedings

During the past five years no director, person nominated to become a director, executive officer, promoter or control person of the Company has: (i) has had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (ii) been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (iii) been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or (iv) been found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Transactions with Related Persons

There have been no transactions, since the beginning of the Company’s last fiscal year, and there are no currently proposed transactions, in which the Company was or is to be a participant and the amount involved exceeds the lesser of $120,000 or one percent of the average of the Company’s total assets at year-end for the last three completed fiscal years, and in which any related person had or will have a direct or indirect material interest.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers and persons who own more than 10% of our common stock to file reports of ownership and changes in ownership of our common stock with the Securities and Exchange Commission. Directors, executive officers and persons who own more than 10% of our common stock are required by Securities and Exchange Commission regulations to furnish to us copies of all Section 16(a) forms they file.

Based solely upon review of the copies of such reports received or written representations from the reporting persons, we believe that during our 2006 fiscal year our directors, executive officers and persons who own more than 10% of our common stock timely filed all reports required by section 16(a) of the Securities Exchange Act of 1934, except that Mr. Gavriline filed a Form 3 on June 26, 2006 which was late, and did not file a Form 5 reflecting the failure to file the Form 3 in a timely fashion.

Corporate Governance

Audit Committee and Charter

We do not have a separately-designated audit committee of the Board. Audit committee functions are performed by our Board. Neither the current nor prospective member of the Board may be deemed to be independent.

Our Board is responsible for: (1) selection and oversight of our independent accountant; (2) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; (3) establishing procedures for the confidential, anonymous submission by our employees of concerns regarding accounting and auditing matters; (4) engaging outside advisors; and, (5) funding for the outside auditors and any outside advisors engaged by the Board. To date, the sole member of the Board, Alexei Gavriline has had sole responsibility for the Company’s audited financial statements, including that: (i) The Board has reviewed and discussed the audited financial statements with management; (ii) The Board has discussed with the independent auditors the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T; (iii) The Board has received the written disclosures and the letter from the independent accountants required by Independence Standards Board Standard No. 1 (Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees), as adopted by the Public Company Accounting Oversight Board in Rule 3600T, and has discussed with the independent accountant the independent accountant’s independence; and (iv) The Board determined that the audited financial statements be included in the Company’s annual report on Form 10-KSB for the last fiscal year for filing with the Commission.

A copy of our audit committee charter has been filed with the U.S. Securities and Exchange Commission.

Audit Committee Financial Expert

None of our directors or officers have the qualifications or experience to be considered an independent financial expert. We believe the cost related to retaining an independent financial expert at this time is prohibitive. Further, because of our limited operations, we believe the services of a financial expert are not warranted. We may employ an independent financial expert in the future.

Director Independence

Neither the current nor prospective member of the Board is independent.

Board Meetings and Committees; Annual Meeting Attendance

There were no meetings of the Board during the last full fiscal year and the sole member of the Board conducted all Board actions by written consent. The Company did not hold an annual meeting of the Company’s security holders during the prior fiscal year and does not have a policy requiring attendance by members of the Board.

Nominating Committee

The Board does not have a separately designated nominating committee. The sole director has considered all potential nominees to date. At the present time, the Board has not adopted a nominating committee charter. The Board anticipates adopting a nominating committee charter and formal policies regarding the nomination of directors in the immediate future.

Compensation Committee

The Company does not currently have a separately-designated compensation committee. As the Company has never paid compensation to its sole officer and director, a committee of this nature has been deemed unnecessary. The Company intends to review the need to form such a committee in the immediate future, prior to paying compensation to any officer or director.

Shareholder Communications

Any shareholder may communicate directly to our Board by sending a letter to our Company’s address of record.

Executive Compensation

From the Company’s inception on December 28, 2004 through the date of this Information Statement, no compensation has been paid to our sole officer and director, including salary, bonus, stock or option awards or otherwise. No director, officer or other employee of the Company has received any equity awards in connection with their services to the Company. We have therefore omitted any tables reflecting Summary Compensation, Outstanding Equity Awards at Fiscal Year-End and Director Compensation, as each of the aforementioned is inapplicable.

We have no employment agreements with any officer. There are no stock option plans, retirement, pension, or profit sharing plans for the benefit of any officer or director. We do not have any long-term incentive plans that provide compensation intended to serve as incentive for performance.

Compensation of Directors

Our directors do not receive any compensation for serving as members of the board of directors.

Disparity between the offering price and the price Mr. Gavriline paid for his shares

In December 2004, Mr. Gavriline, our sole officer, director and founder, purchased 5,000,000 shares of our common stock in consideration of $0.00001 per share (par value). Mr. Gavriline became our sole shareholder. The shares were purchased by Mr. Gavriline in his capacity as our shareholder. The shares were not issued to Mr. Gavriline in connection with his employment. Further, at the time the shares were issued to Mr. Gavriline, we had no assets and our shares were not traded anywhere. Accordingly there was no market for the shares.

Based upon the foregoing set of facts, we have determined that there is no law, regulation or accounting standard that requires the difference between what Mr. Gavriline paid for his shares and the public offering price, to be included as compensation to Mr. Gavriline. Accordingly, no compensation as a result of Mr. Gavriline’s purchase of shares has been recorded as executive compensation.

[Signature Page Follows]

SIGNATURES

        In accordance with Section 13 or 15(d) of the Exchange Act, the Company has caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Amecs Inc.

/s/ Alexei Gavriline
Name:	Alexei Gavriline
Title:	President

December 5, 2007